

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

May 7, 2024

Christopher Ferris
President and CEO
FB Bancorp, Inc.
353 Carondelet Street
New Orleans, Louisiana 70130

> **Re: FB Bancorp, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 2, 2024**
> **File No. 333-277630**

Dear Christopher Ferris:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.   We note your response to prior comment 1. Please also revise your disclosure on the front page of the Prospectus Supplement for Fidelity Bank 401(k) Retirement Plan to include language that the offering is not contingent on receipt of certification to list on Nasdaq.

Exhibit 99.5, page II-3

2.   Reference is made to the "Acknowledgement" in paragraph 10. Please remove the statement, "I have read the terms and conditions described in the Prospectus..." An investor is not required to read the prospectus. In addition, in the second paragraph of the Section 10 Acknowledgement at the end of the form, you may encourage an investor to review the prospectus, however, please revise to remove any inference that the investor is required to review the prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katharine Garrett at 202-551-2332 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Todd Schiffman at 202-551-3491 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc:     Thomas P. Hutton